UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Genitope Corporation
(Name of Issuer)

COMMON STOCK , par value $0.001 per share
(Title of Class of Securities)

37229P507
(CUSIP Number)

OCTOBER 30, 2003
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)

     *     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 10 Pages

CUSIP No. 37229P507	Schedule 13G	Page 2 of 10 Pages

1.	Name of Reporting Person: Thompson Clive Investments plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: England, UK

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 733,298

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 733,298

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 733,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑(1)

11.	Percent of Class Represented by Amount in Row (9): 4.4%(2)

12.	Type of Reporting Person: CO (Public Limited Company)

(1)  Excludes 300,974 shares of Common Stock held by Thompson Clive International and 116,809 shares of Common Stock held by Thompson Clive Growth Industries Fund. Thompson Clive Investment plc expressly disclaims any beneficial ownership of any of these shares.

(2)  Calculated based on 16,820,191 shares of outstanding Common Stock, par value $.001 per share, of the Issuer on November 30, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on December 11, 2003.

CUSIP No. 37229P507	Schedule 13G	Page 3 of 10 Pages

1.	Name of Reporting Person: Thompson Clive International (registered name HSBC International re TC Int)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Jersey, UK

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 300,974

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 300,974

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑(3)

11.	Percent of Class Represented by Amount in Row (9): 1.8%(2)

12.	Type of Reporting Person: CO (Jersey Unit Trust)

(2)  Calculated based on 16,820,191 shares of outstanding Common Stock, par value $.001 per share, of the Issuer on November 30, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on December 11, 2003.

(3)  Excludes 733,298 shares of Common Stock held by Thompson Clive Investments plc and 116,809 shares of Common Stock held by Thompson Clive Growth Industries Fund. Thompson Clive International expressly disclaims any beneficial ownership of any of these shares.

CUSIP No. 37229P507	Schedule 13G	Page 4 of 10 Pages

1.	Name of Reporting Person: Thompson Clive Growth Industries Fund (registered name Bath Street Nominees Ltd)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Jersey, UK

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 116,809

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 116,809

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,809

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑(4)

11.	Percent of Class Represented by Amount in Row (9): 0.7%(2)

12.	Type of Reporting Person: CO (Jersey Unit Trust)

(2)  Calculated based on 16,820,191 shares of outstanding Common Stock, par value $.001 per share, of the Issuer on November 30, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on December 11, 2003.

(4)  Excludes 733,298 shares of Common Stock held by Thompson Clive Investments plc and 300,974 shares of Common Stock held by Thompson Clive International. Thompson Clive Growth Industries Fund expressly disclaims any beneficial ownership of any of these shares.

CUSIP No. 37229P507	Schedule 13G	Page 5 of 10 Pages

     This Schedule 13G relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Genitope Corporation, a Delaware corporation (the “Issuer”), held by (1) Thompson Clive Investments plc (“Thompson Clive Investments”), Thompson Clive International (registered name HSBC International re TC Int) (“Thompson Clive International”), and Thompson Clive Growth Industries Fund (registered name Bath Street Nominees Ltd) (“Thompson Clive Growth Industries”). Each of Thompson Clive Investments, Thompson Clive International and Thompson Clive Growth Industries (collectively, the “Reporting Persons”) hereby expressly (a) disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons and (b) disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such Reporting Person (i) is the beneficial owner of the shares owned by the other Reporting Persons or (ii) is a member of such a group.

Item 1

(a) Name of Issuer

Genitope Corporation

(b) Address of Issuer’s Principal Executive Offices

525 Penobscot Drive, Redwood City, CA 94063

Item 2

(a) Name of Person Filing

This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Thompson Clive Investments, Thomspon Clive International and Thompson Clive Growth Industries.

(b) Address of Principal Business Office or, if none, Residence

Thompson Clive Investment’s principal business office address is 24 Old Bond Street, London W1S 4AW, England.

Thompson Clive International’s principal business office address is HSBC International Trustee Ltd, 1 Grenville Street, St Helier, Jersey JE4 9PF, United Kingdom.

Thompson Clive Growth Industries’ principal business office address R&H Fund Services (Jersey) Ltd, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, United Kingdom.

CUSIP No. 37229P507	Schedule 13G	Page 6 of 10 Pages

(c) Citizenship

Thompson Clive Investment is a public limited company organized under the laws of England, UK.

Thompson Clive International is a Jersey unit trust organized under the laws of Jersey, UK.

Thompson Clive Growth Industries is a Jersey unit trust organized under the laws of Jersey, UK.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number

37229P507

Item 3

Not applicable.

Item 4 Ownership

(a) Amount Beneficially Owned

Thompson Clive Investment is the beneficial owner of 733,298 shares of Common Stock.

Thompson Clive International is the beneficial owner of 300,974 shares of Common Stock.

Thompson Clive Growth Industries is the beneficial owner of 116,809 shares of Common Stock.

(b) Percent of Class:

Based on 16,820,191 shares of outstanding Common Stock, par value $.001 per share, of the Issuer on November 30, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on December 11, 2003:

Such 733,298 shares of Common Stock beneficially owned by Thompson Clive Investment is 4.4% of the Issuer’s Common Stock.

Such 300,974 shares of Common Stock beneficially owned by Thompson Clive International is 1.8% of the Issuer’s Common Stock.

Such 116,809 shares of Common Stock beneficially owned by Thompson Clive International is 0.7% of the Issuer’s Common Stock.

(c) Number of Shares as to which such Person has:

A.	With respect to Thompson Clive Investment:

(i)	sole power to vote or to direct the vote: 733,298
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 733,298
(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 37229P507	Schedule 13G	Page 7 of 10 Pages

B.	With respect to Thompson Clive International:

(i)	sole power to vote or to direct the vote: 300,974
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 300,974
(iv)	shared power to dispose or to direct the disposition of: 0

C.	With respect to Thompson Clive Growth Industries:

(i)	sole power to vote or to direct the vote: 116,809
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 116,809
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group

This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Thomspon Clive Investments, Thompson Clive International and Thompson Clive Growth Industries.

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

Not Applicable

CUSIP No. 37229P507	Schedule 13G	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2004

THOMPSON CLIVE INVESTMENTS PLC

	By:	/s/ C. E. Fitzherbert

Name: C. E. Fitzherbert
Title: Alternate Director

	By:	/s/ S. A. Thompson

Name: S. A. Thompson
Title: Company Secretary

HSBC INTERNATIONAL TRUSTEE FOR
THOMPSON CLIVE INTERNATIONAL

	By:	/s/ Paul J. LeMoine

Name: Paul J. Lemoine
Title: Authorized Signatory

	By:	/s/ Julie F. Cameron

Name: Julie F. Cameron
Title: Authorized Signatory

BATH STREET NOMINEES LTD. FOR THOMPSON CLIVE GROWTH INDUSTRIES FUND
CUSTODY BANK LTD. FOR

	By:	/s/ W. T. Chatterley

Name: W. T. Chatterley
Title: Authorized Signatory

	By:	/s/ S. Chittenden

Name: S. Chittenden
Title: Authorized Signatory

THOMPSON CLIVE (JERSEY NO. 3) LTD. AS MANAGER OF THOMPSON CLIVE GROWTH INDUSTRIES FUND

	By:	/s/ M. W. Richardson

Name: M. W. Richardson
Title: Director

	By:	/s/ Graeme Ross

Name: Graeme Ross
Title: Secretary

CUSIP No. 37229P507	Schedule 13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.01	Joint Filing Agreement Thompson Clive Investments, Thompson Clive International and Thompson Clive Growth Industries